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                              March 21, 2024

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       5345 E.N. Belt Road
       North Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 23,
2024
                                                            File No. 024-12402

       Dear Paolo Tiramani:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Please clarify how soon after qualification you expect to hold your initial closing. We note you expect to hold
closings on at least a monthly basis after the initial closing.
   2. We note you propose to issue as bonus shares up to 12,000,000 non-voting series A-3 preferred shares. We
also note that the total offering amount adds up to $75 million without including the
12,000,000 bonus shares of series A-3 preferred stock. Please revise to address the value of
such additional bonus shares and confirm your understanding, and revise the tables and
narrative disclosures to clarify, that the value of bonus shares provided counts towards
the $75 million aggregate 12-month total under Rule 251(a)(2).
                                                        See Note to
Paragraph(a) in Rule 251.
   3. We note your disclosure that Investors who purchase shares of Non-Voting Series A-3
                                                        Preferred Stock are
eligible to receive Bonus Shares based on the amount of their investment and an
additional 5% Bonus Shares if they reserved shares as of the day prior to the commencement of
this Offering. With a view to disclosure, please tell us how
 Paolo Tiramani
Boxabl Inc.
March 21, 2024
Page 2
       investors may legally have reserved shares prior to the commencement of this offering. Provide us with a legal and factual analysis of how you can reserve preferred stock prior to the commencement of the offering under Securities Act Rule 255. Also refer to Securities Act Rule 251(d).
Bonus Shares; Discounted Price for Certain Investors, page 24

4. We note the schedule of bonus shares on page 24. Please clarify how investors will be eligible for bonus shares if they purchase shares in multiple purchase transactions.
Securties being Offered
Conversion Rights, page 70

5.     Please reconcile your disclosure in this section that    Upon the
occurrence of firm
       underwriting registered offering, the Non-Voting Series A, A-1, A-2, and A-3 Preferred
       Stock will automatically convert into voting Common Stock of the Company with the disclosure on the cover page, and in The Offering section on page 1, which also refer to an offering of Common Stock by the Company under Regulation A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNamePaolo Tiramani
                                                             Division of
Corporation Finance
Comapany NameBoxabl Inc.
                                                             Office of Real
Estate & Construction
March 21, 2024 Page 2
cc:       Andrew Stephenson
FirstName LastName